Filed by Gold Reserve Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Gold Reserve Inc.
Commission File Number: 001-31819
Date: January 15, 2009
NR-09-04
Gold Reserve Cautions its Shareholders to Carefully Assess the
Rusoro Compilation of Select Fourth Quarter Results
SPOKANE, Washington, January 15, 2009
Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) today announced that its Board of Directors cautions the Company’s shareholders to carefully assess the compilation of select fourth quarter results announced yesterday by Rusoro Mining Ltd. (“Rusoro”) (TSX-V: RML.V).
The Board notes that a number of Rusoro’s quarterly filings with the TSX-V over the last two years have been delinquent and, given the timing of this recent report, shareholders are urged to wait and read Rusoro’s audited annual financial report to fully understand Rusoro’s operating and financial performance for 2008 and its plans for 2009.
The Board has a number of concerns regarding Rusoro’s selective results, including Rusoro’s report of its “record” performance at Choco 10. The inclusion of high-grade ore from the short-lived Isidora deposit appears to skew the results attributable to the Choco 10 mine on a standalone basis.
Based on the material concerns originally raised by our financial and technical experts as detailed in the Company’s Directors’ Circular, the Board recommends Gold Reserve shareholders consider the following questions so that they can judge if the reported results are sustainable or transitory.
•	What were the individual tonnes and ore grade processed from Choco 10 and Isidora? How much of this production came from stockpiled material from Isidora?

•	What was the ore grade compared to the reserve grade, recovery and strip ratio as well as cash operating costs for the Choco 10 mine on a standalone basis? Is the Choco 10 mine able to sustain itself without the high grade ore from Isidora which, based on Rusoro’s August 1, 2008 NI43-101 page 6, is expected to cease production in 6 to 14 months?

•	What was Rusoro’s share of production from Isidora given Isidora is a 50:50 joint venture with the Venezuelan Government? Has Rusoro satisfied its obligations to its partner and are the joint venture formalities complete?

•	What will be the impact on cash costs as a result of Rusoro’s plan to process Increible 6 material at the Choco 10 mill, displacing higher grade ore from Choco 10? The reserve grade at Choco 10 is 3.21 g/t Au or approximately 50% greater than the Increible 6 resource grade.

•	What is the timetable for Increible 6? Rusoro says the Increible 6 technical, financial and environmental study has been approved by MIBAM and production will commence in the fourth quarter 2009 yet Increible 6 has no defined reserves, only an indicated resource. When will the “scoping study” be available?

•	What was the impact of the reported “record” performance on Rusoro’s overall financial position? What was the total “positive cash flow” for the quarter and what’s Rusoro’s current cash position and its liquidity outlook for 2009?

•	The report did not address the price of gold sales. Are gold sales still being made at a significant discount to the international spot price (26% discount for the nine months ended September 30, 2008)?
Detailed operating results by deposit including such information as disclosed on page 3 of Rusoro’s September 30, 2008 Management’s Discussion and Analysis is or should be available to Rusoro management and made available to Gold Reserve shareholders.
In its Directors’ Circular and Schedule 14D-9, the Gold Reserve Board strongly recommends that all Gold Reserve shareholders reject the Rusoro Offer and not tender their shares. Shareholders are encouraged to read the Company’s Directors’ Circular and Schedule 14D-9, which are available at www.sedar.com or www.sec.gov respectively, to carefully consider the reasons for the Board’s recommendation.
Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.
Certain statements included herein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (“PSLRA”), provided that statements made solely in connection with Rusoro’s offer are not subject to the safe harbor protections provided to forward-looking statements under the PSLRA. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward- looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly forward-looking statements herein, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission.
The Gold Reserve Board strongly recommends that all Gold Reserve shareholders reject the Rusoro Offer.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, (509) 623-1500
Fax: (509) 623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
Toll free (888) 295-4655 or (212) 355-4449